RALLY

Bill of Sale

As of January 28, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#NICKLAUS1
Description:	1973 Panini #375 Jack Nicklaus Rookie Card Graded by PSA GEM MT 10
Total Acquisition Cost:	$ 34,499.00
Consideration: Cash (%) Equity (%) Total	$ 34,499.00 (100%) $ 0 (0%) $ 34,499.00 (100%)